# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIM ACQUISITION CORP. I, CIK 0002014982
CUSIP: G8431T101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Dominari Holdings Inc., 725 Fifth Ave, 23rd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 01/28/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002026210

## Reporting persons
- SIM Sponsor 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,526,669; shared voting power 0; sole dispositive power 7,526,669; shared dispositive power 0; aggregate amount beneficially owned 7,526,669 (24.7% of the class)
  Comment: The 7,526,669 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Eric Newman is the managing member of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,526,669 founder shares referred to in Rows 5, 7, and 9 exclude 6,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025 and assumes conversion of the 7,526,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
- Conroy Partners LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,526,669; sole dispositive power 0; shared dispositive power 7,526,669; aggregate amount beneficially owned 7,526,669 (24.7% of the class)
  Comment: The 7,526,669 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Eric Newman is the managing member of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,526,669 founder shares referred to in Rows 5, 7, and 9 exclude 6,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025 and assumes conversion of the 7,526,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,526,669; sole dispositive power 0; shared dispositive power 7,526,669; aggregate amount beneficially owned 7,526,669 (24.7% of the class)
  Comment: The 7,526,669 founder shares referred to in Rows 6, 8, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). SIM Sponsor 1 LLC is the record holder of the Class B Ordinary Shares reported herein. Eric Newman is the managing member of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. The 7,526,669 founder shares referred to in Rows 5, 7, and 9 exclude 6,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable. The percentage in Row 11 is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025 and assumes conversion of the 7,526,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.

## Item 1. Issuer
Name of issuer: SIM ACQUISITION CORP. I
Address of issuer's principal executive offices: C/O Dominari Holdings Inc. 725 Fifth Ave, 23rd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: SIM Sponsor 1 LLC, Conroy Partners LLC, and Eric Newman (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
C/O Dominari Holdings Inc.

C/O Dominari Holdings Inc. 725 Fifth Ave, 23rd Floor, New York, NY 10022
Citizenship: Each of SIM Sponsor 1 LLC and Conroy Partners LLC is a limited liability company formed in Delaware. Eric Newman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On January 28, 2026, certain accredited investors (the "Buyers") acquired all of the membership interests in the Sponsor owned by the non-managing members of the Sponsor pursuant to a securities purchase agreement between the Buyers and the Sponsor, as the representative of the non-managing members of the Sponsor. Simultaneously with such transaction, the Buyers also acquired all of the membership interests of Conroy Partners LLC, the managing member of the Sponsor, pursuant to a member interest purchase agreement. As a result of the foregoing transactions, the Buyers own all of the membership interests in the Sponsor. As of February 19, 2026, the Reporting Persons may be deemed to beneficially own 7,526,669 of the Issuer's Class B Ordinary Shares. Eric Newman is the managing member of Conroy Partners LLC, the managing member of SIM Sponsor 1 LLC, and has voting and investment discretion with respect to the securities held of record by SIM Sponsor 1 LLC. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 7,526,669 Class B Ordinary Shares owned by the Reporting Persons constitute 24.7% of the total number of Class A Ordinary Shares issued and outstanding as of November 13, 2025 and assuming the conversion of all 7,526,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-280274). The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of November 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed with the Securities and Exchange Commission on November 13, 2025 and assuming the conversion of all 7,526,669 Class B Ordinary Shares owned by SIM Sponsor 1 LLC.
Sole power to vote or to direct the vote: SIM Sponsor 1 LLC: 7,526,669; Conroy Partners LLC: 0; Eric Newman: 0
Shared power to vote or to direct the vote: SIM Sponsor 1 LLC: 0; Conroy Partners LLC: 7,526,669; Eric Newman: 7,526,669
Sole power to dispose or to direct the disposition: SIM Sponsor 1 LLC: 7,526,669; Conroy Partners LLC: 0; Eric Newman: 0
Shared power to dispose or to direct the disposition: SIM Sponsor 1 LLC: 0; Conroy Partners LLC: 7,526,669; Eric Newman: 7,526,669

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated February 19, 2026.

## Signatures
- SIM Sponsor 1 LLC: /s/ Eric Newman, Manager (02/19/2026)
- Conroy Partners LLC: /s/ Eric Newman, Manager (02/19/2026)
- Eric Newman: /s/ Eric Newman, Individual (02/19/2026)